

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 20, 2016

Via E-mail
Mr. Richard E. Konzmann
Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re:** **Arlington Asset Investment Corp.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 001-34374**
>
> **Form 8-K**
> **Filed October 26, 2016**
> **File No. 001-34374**
>
> **Form 10-Q for the quarterly period ended September 30, 2016**
> **Filed November 4, 2016**
> **File No. 001-34374**

Dear Mr. Konzmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Note 9. Fair Value Measurements, page F-23

1. We note your disclosure that inputs to fair value the Company's investments in agency MBS are based upon price estimates obtained from third-party pricing services. In future filings, please revise your disclosure to describe the valuation techniques used by the third-party pricing services to determine the fair value of these securities categorized within Level 2 of the fair value hierarchy. Reference is made to ASC 820-10-50-2(bbb).

Form 10-Q for the quarterly period ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Core Operating Income, page 40

2.   We note your disclosure that dollar roll income represents the economic equivalent of net interest income generated from investments in non-specified fixed-rate agency MBS. Please explain to us in further detail how you arrived at that conclusion. In your response clarify for us the specific risks and rewards of your TBA dollar roll activity and explain how that compares to an investment in a mortgage backed security.

3.   We note your presentation of economic net interest income to arrive at non-GAAP core operating income that you began presenting within periodic filings during the current fiscal year. It appears that economic net interest income represents a non-GAAP financial measure. Please tell us how you have complied with the disclosure requirements outlined within Item 10(e) of Regulation S-K, in particular the requirement to include a statement disclosing the reasons why management believes the non-GAAP measure is useful to investors.

Form 8-K filed October 26, 2016

Exhibit 99.1

Third Quarter 2016 Financial Highlights

4.   We note your discussion of financial highlights appears to include a discussion of your non-GAAP core operating income without a similar discussion of GAAP operating results. Please revise your discussion in future filings. Reference is made to the C&DI on Non-GAAP Financial Measures question 102.10.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

                                        Sincerely,

                                        /s/ Robert F. Telewicz, Jr.

                                        Robert F. Telewicz, Jr.
                                        Accounting Branch Chief
                                        Office of Real Estate and
                                        Commodities